Tom Ward Of SandRidge Energy: Another CEO That's Got To Go

Forbes

By: Richard Finger

February 11, 2013

"I won’t bore with more examples but if you are interested TPG-Axon has identified in detail dozens of related party transactions that can be viewed at http://www.shareholdersforsandridge.com/presentations/."

"Financial disclosure on these transactions is sparse. TPG-Axon has gotten much of its information through outside private investigations."

"TPG-Axon estimates the company employs a retinue of accountants for [sic] solely for Mr. Ward’s personal business at a cost to the company of over $1 million."

"Are investors discouraged and think that TPG-Axon has little chance to prevail and unseat current directors with their own slate?"

"Perhaps there is a perception by some analysts that TPG-Axon’s Net Asset Value estimate of $10-$12 is too high.  Anyway, TPG-Axon and Mr. Singh’s plan to save SandRidge involve doing all the right things. Cutting overhead from $200 million to $60 or $70 million cannot be considered draconian at this company. They hope to restructure some of the debt and rationalize the drilling to create a self-sustaining company where operating cash flow is sufficient to run 20-25 rigs full time in the Mississippian where SandRidge has drilling rights on over 2 million acres."

"To prevail in this fight Mr. Singh and TPG-Axon must deliver to SandRidge, “consents” from shareholders representing more than 50% of total shares outstanding by March 15, 2013. TPG-Axon is one of the largest shareholders with 6.7% and combined with Mount Kellett Capital Management they control over 11% of shares outstanding."

SandRidge Board Needs More Reasons, Fewer Excuses

Reuters BreakingViews

By: Christopher Swann

February 11, 2013

"Activist hedge fund TPG-Axon Capital wants to replace directors at the U.S. oil and gas driller."